U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

                            (Check One)

() Form 10-K () Form 20-F () Form 11-K (X) Form 10-Q () Form N-SAR

For Period Ended:  September 30, 1995
(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                N/A
_________________________________________________________________

                              Part 1
                      Registrant Information
                       ATLANTIS GROUP, INC.
                     Full Name of Registrant

                         MICROTERRA, INC.
                     Former Name if Applicable
                              0-17057
                      Commission File Number

                       206 S. Detroit Street
    Address of Principal Executive Office (Street and Number)

                  Los Angeles, California   90036
                     City, State and Zip Code

                              Part II
                     Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III
                             Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

During September, through the closing of the fiscal quarter, an affilate corporation, Coast Engineering and Construction, Corp., was forced to terminate its existing jobs. This, in turn, terminated the portions of the jobs sub-contracted to the Company's subsidiary, Rubeck Engineering and Construction Inc. Then, a decision was made to terminate, as of September 30, 1995, the Joint Operating Agreement between Rubeck and HWB Construction. The increased workload on the accounting staff from these termination has caused a delay in the completion of the individual corporation's financial statements for the quarter, which in turn has caused delay in completion of the consolidated financial statements.

                              Part IV
                         Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

                    Jorge H. Antico          (213) 931-1695
                        (Name)          (Area code) (Telephone No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  (X) Yes  (  ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  (X) Yes  () No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:  During the third quarter of 1994, the Company sold
(a) its Mitchell Pole Company, Inc. "white wood" plant, (b) the Tallulah, Louisiana plant site, and (c) the intended site for the new pole treatment facility in those regards. During 1995, the Company's operations have consisted of the environmental construction operations of Rubeck Engineering and Construction,
Inc.   Accordingly, there is no comparison between the two years.


                       ATLANTIS GROUP, INC.
           (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 1995                  By: Jorge H. Antico
                                             President/CEO